May 17, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director

Re:	FormFactor, Inc.
Registration Statement on Form S-4
File No. 333-210549

Dear Ms. Ravitz:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, FormFactor, Inc. (“FormFactor”) requests that the effectiveness of its Registration Statement on Form S-4 (File No. 333-210549) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on Thursday, May 19, 2016, or as soon thereafter as practicable.

FormFactor acknowledges that the disclosure in the Registration Statement is the responsibility of FormFactor. FormFactor represents to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve FormFactor from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sarah K. Solum, Davis Polk & Wardwell LLP, at (650) 752-2011 with any questions you may have concerning this request. In addition, please notify Ms. Solum when the request for acceleration has been granted

Sincerely, FormFactor Inc.

By:	/s/ Michael M. Ludwig
Name:	Michael M. Ludwig
Title:	Chief Financial Officer

7005 Southfront Road, Livermore,CA 94551 USA • PH: 925.290.4000 • FX: 925.290.4010